[National City letterhead]
September 19, 2007
By Federal Express and facsimile to (202) 772-9208
Mr. Christian N. Windsor
Special Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	National City Corporation Definitive 14A, Filed March 7, 2007 File No. 01-10074 Responses to Comment Letter dated August 21, 2007
Dear Mr. Windsor:
     On behalf of National City Corporation (“National City”), this letter responds to your letter dated August 21, 2007 (the “Comment Letter”) providing comments to the executive compensation and other related disclosure items included in National City’s definitive proxy statement filed on March 7, 2007.
     Each of the Securities and Exchange Commission staff’s comments has been reproduced below, followed by National City’s response. National City will incorporate each response, as appropriately updated, in future proxy statements, subject to any additional comments you may have. In some cases the response includes a reference to an attached exhibit. A copy of National City’s proxy statement filed in March of 2007 is also enclosed for your reference.
     National City acknowledges that:
•	National City is responsible for the adequacy and accuracy of the disclosure in its proxy statement and the response to the Comment Letter;

•	staff comments or changes to disclosure in response to the Comment Letter do not foreclose the Commission from taking any action with respect to the filing; and

•	National City may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Respectfully submitted,
/s/ David L. Zoeller
David L. Zoeller
Executive Vice President, General Counsel and Secretary

Mr. Christian N. Windsor, Special Counsel
Securities and Exchange Commission
September 19, 2007

The Compensation and Organization Committee, page 7
1.	Revise your disclosure to elaborate on the role of your chief executive officer in your compensation process. In particular, please indicate whether he has input during the crafting of compensation packages or performance targets for any of your named executive officers.
Response:
In response to comment 1, the following sentences have been added after the third sentence in the second paragraph of the section titled “The Compensation and Organization Committee” on page 7.

“The chief executive officer provides the Compensation Committee with periodic updates on performance as well as recommendations relating to equity awards and incentive opportunity within the context of National City’s plans and programs. Equity nominations and incentive plan opportunities are determined by the Compensation Committee for the chief executive officer. For other executive officers, the chief executive officer provides a recommendation to the Compensation Committee. After review and discussion, the Compensation Committee makes a final determination of the pay package for executive officers which may be based, in part, on the recommendation of the chief executive officer. As these recommendations are provided prior to the close of the year, the recommendations are made for individuals prior to the determination of who will be a Named Executive Officer, as that term is defined in the Compensation Discussion and Analysis, based upon that year’s compensation and/or opportunity. The chief executive officer’s recommendations for incentive opportunity and equity awards are made within a framework provided by the Compensation Committee for opportunities at this level within the organization.”
Director Compensation, page 10
2.	You make extensive use of footnotes for the Director Compensation Table, including a significant amount of information describing the structure of the compensation for your directors. Revise the disclosure in this section to provide the narrative description of the standard compensation arrangements for directors of National City as contemplated by Item 402(k)(3) of Regulation S-K.
Response:
In response to comment 2, Exhibit A sets forth revised disclosure of director compensation that includes a narrative disclosure of director compensation preceding the director compensation table. Footnotes required under Item 402(k) of Regulation S-K remain as footnotes to the table.

Mr. Christian N. Windsor, Special Counsel
Securities and Exchange Commission
September 19, 2007

3.	You include one month of compensation cost for your 2005 stock awards for directors and eight months of stock compensation for 2006 stock awards. The Instructions to Item 402(k) clarifies that the footnotes regarding stock and option awards must explain the assumptions used in valuing those forms of compensation and reference to the relevant sections of the company’s financial statements, notes to financial statements or Management’s Discussion and Analysis, consistent with the disclosure required by the Instructions to Item 402(c)(v and vi) of Regulation S-K. Revise your disclosure to provide information consistent with this instruction.
Response:
In response to comment 3, Exhibit A sets forth revised disclosure in the first paragraph of footnote (2) to the directors compensation table explaining that the FAS 123R compensation cost of the director stock awards for a given year include eight months of vesting for the current year’s grant and one month of vesting for the previous year’s grant, as grants to directors vest nine months after the grant date, which is the annual meeting in late April. Additionally in Exhibit A, the third paragraph of footnote (2) has been added to set forth the references to disclosure in National City’s annual report related to assumptions used in valuing the stock awards, as required by the Instructions to Item 402(c)(v) and (vi).
Compensation Discussion and Analysis, page 20
4.	We note that Mr. Frate’s compensation is significantly more dependent upon individual and business unit performance compared to the other named executives. Revise your disclosure to discuss why the Committee chose to set Mr. Frate’s performance measures differently. Please refer to Item 402(b)(2)(vii) of Regulation S-K.
Response:
In response to comment 4, in the section titled “Annual Incentive Plan” on page 23, the following paragraphs have been added as the first bullet point under the first paragraph of that section.
•	Executive Officer Category Weights: Certain categories of participation have been established for participation within the MIP. The top level of participation, Category I, is reserved for members of the Office of the Chairman. Category I provides for threshold, target and maximum opportunities based upon 75%, 150% and 300% of base salary at the end of the calendar year, respectively. Based upon this level of participation, 80% of the award is determined based upon corporate performance, and the balance is determined by business unit results and individual contributions.

Mr. Christian N. Windsor, Special Counsel
Securities and Exchange Commission
September 19, 2007

The next level of participation, Category II, is generally reserved for business unit leaders that oversee significant lines of business. Category II provides for threshold, target and maximum opportunities based upon 50%, 100% and 200% of base salary at the end of the calendar year, respectively. For business unit leaders, the Compensation Committee determined that more performance weight should be placed on business unit/individual contribution. Based upon this level of participation, 60% of the award is determined based upon corporate performance, and the balance is determined by business unit results and individual contributions.

Except for Mr. Frate, each of the Named Executive Officers were members of the Office of the Chairman for 2006 and participated in Category I. Mr. Frate is the only business unit leader that is also a Named Executive Officer and thus is the only Named Executive Officer in the business unit leader category with the higher level of participation attributable to business unit results.
Independent Consultants, page 19
5.	You discuss the Compensation Committee’s engagement of Watson Wyatt Worldwide, and the services provided by Watson Wyatt. Describe in greater detail the nature and scope of Watson Wyatt’s assignment and the material elements of the instructions or directions given to them with respect to the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.
Response:
In response to comment 5, the paragraph titled “Independent Consultant” on page 19 has been revised as set forth below.

“The Compensation Committee’s charter authorizes it to retain outside consultants or advisors. The Compensation Committee has used the services of Watson Wyatt Worldwide for independent compensation advice. Watson Wyatt reports directly to the Compensation Committee and works with management on behalf of the Compensation Committee to conduct its work.

In 2005, the Committee engaged Watson Wyatt to provide the Compensation Committee with the following:
•	General observations about how National City’s total compensation policies and practices compare to the market and peer group;

•	Executive compensation trends and market practices among financial services organizations with particular emphasis on National City’s peer group;

Mr. Christian N. Windsor, Special Counsel
Securities and Exchange Commission
September 19, 2007

•	Competitive market analysis for proxy level executives as measured against National City’s peer group; and

•	Long-term incentive design and award guidelines.
The Compensation Committee considered this information when evaluating 2006 compensation structure. In addition, the chairman of the Compensation Committee consulted directly with Watson Wyatt on several occasions during 2006 to discuss the use of restricted stock units versus restricted stock, corporate aircraft policies and annual incentive design and performance measures.”
Performance Ratings, page 19
6.	You disclose that as part of the evaluation of individual performance, each of the named executive officers is assigned a performance rating. Revise your disclosure to clarify the elements of the executive’s performance that the Committee considered in assigning the performance ratings of the named executives. In particular, please highlight the extent to which performance is judged based upon performance to the targets mentioned later in the Compensation Discussion and Analysis or other objective standards of performance and the extent to which the Committee exercised its discretion in assigning the performance rating. Furthermore, please explain how the performance rating is used in determining the actual compensation of the named executives or how it is used in setting targeted levels of compensation, including using the rating to assist in benchmarking compensation. Please refer to Item 402(b)(1)(v) of Regulation S-K.
Response:
In response to comment 6, the paragraph titled “Performance Ratings” on page 19 has been revised as set forth below.

“To assure that compensation is tied to individual performance, each officer is assigned a performance rating. The Compensation Committee determines the performance rating for members of the Office of the Chairman. For other Named Executive Officers, the chief executive officer assigns a performance rating which is reviewed and approved by the Compensation Committee.

Performance ratings are assigned based upon each executive officer’s performance against goals established at the beginning of the performance period. Each executive officer is provided a performance score of 1 through 10. Within the annual incentive plan, a performance score of 5 correlates to payment at target and a performance score of 10 correlates to a maximum incentive award. To receive a threshold award, a performance score of 2.5 must be attained.

Mr. Christian N. Windsor, Special Counsel
Securities and Exchange Commission
September 19, 2007

In determining the performance score for the chief executive officer, the Compensation Committee considered the successful development and implementation of the acquisition and divestiture strategy, including the divestiture of First Franklin Financial Corporation. In addition, the Compensation Committee considered National City’s progress toward other key strategic objectives.

In determining the performance score for Mr. MacDonald, the Compensation Committee considered the revenue, efficiency ratio and net income of each of the individual business units over which Mr. MacDonald had direct responsibility (Wholesale Banking and the Private Client Group). In addition, the Compensation Committee considered other factors including progress toward key strategic objectives relating to these business units as well as corporate-wide strategic objectives.

In determining the performance score for Mr. Raskind, the Compensation Committee considered the revenue, efficiency ratio and net income of each of the individual business units over which Mr. Raskind had direct responsibility (Retail Banking and the Mortgage Related Businesses). The Compensation Committee also considered progress toward key strategic objectives within these business units and corporate-wide strategic objectives.

In determining the performance score for Mr. Kelly, the Compensation Committee considered the attainment of key strategic objectives over which Mr. Kelly had direct responsibility. In addition, the Compensation Committee considered the attainment of budgeted financial objectives relating to these strategies and progress against corporate-wide strategic objectives.

In determining the performance score for Mr. Frate, the Compensation Committee relied upon the recommendation of the chief executive officer. The chief executive officer’s recommendation was based upon the revenue, efficiency ratio and net income of the individual business unit over which Mr. Frate had direct responsibility (Retail Banking) together with key strategic objectives supporting the future growth and profitability of that business unit.”

Also in response to comment 6, the third paragraph under “Base Salary” on page 23 has been revised as set forth below.

“The average base salary increase for the other Named Executive Officers ranged from 5.2% to 8.2%. These increases generally became effective March 1, 2006 and were based on performance as well as level of responsibility. All other factors being equal, National City’s practice is to provide a higher level of merit increase to individuals with higher levels of performance. The salary increases that took effect on March 1, 2006 were based upon 2005 performance. Messrs. Raskind, Kelly and Frate each have assumed increased levels of responsibility. As such, the base salary increase is

Mr. Christian N. Windsor, Special Counsel
Securities and Exchange Commission
September 19, 2007

attributable to both their 2005 performance as well as their increased level of responsibility in 2006.”

Also in response to comment 6, the bullet point paragraph titled “Business Unit/Individual Metrics” on page 24 has been revised and the bullet point paragraph title “Calculation of Incentive Award” has been added as set forth below.
•	Business Unit/Individual Metrics: In addition, each Named Executive Officer has a detailed individual scorecard of objective performance measures which accounts for 20% of the target incentive awards, except the performance measures for Mr. Frate account for 40% of the target incentive award. The objectives on the individual scorecard include business unit financial metrics, building organizational capability and leading people. For the Office of the Chairman, consisting of the chairman of the board and chief executive officer, President and any vice chairman, the Compensation Committee reviews and approves the scorecard at the beginning of the year and monitors progress during the year.

The Compensation Committee balances the incentive award to be paid if threshold, target and maximum levels of performance are achieved with the level of difficulty established for each goal. The Compensation Committee considers the probability of attainment when establishing the goals with the objective that, at target, there is a 50 percent probability of achievement; at maximum, there is a 10 percent probability of achievement; and at threshold, there is a 90 percent probability of achievement.

Business unit and individual goals generally consist of annual revenue, efficiency ratio and net income goals for each unit as well as multi-year strategic objectives designed to drive future growth and profitability of the business. In addition to strategic objectives, goals for the Named Executive Officers included the following:

Goals for the chief executive officer included:
•	Ensure the delivery of business outcomes associated with strategic focus areas including, aligning the organization for high performance, operating efficiently and effectively, focusing and equipping the sales force, broadening the customer base and deepening customer relationships;

•	Proactively address ongoing compliance and regulatory requirements in order to maintain National City’s premier reputation in the marketplace;

•	Proactively pursue National City’s acquisition and divestiture strategy; and

•	Continued development of chief executive officer succession candidates.

Mr. Christian N. Windsor, Special Counsel
Securities and Exchange Commission
September 19, 2007

Goals for Mr. Kelly included:
•	Attainment of 2006 financial objectives with respect to certain strategic objectives; and

•	Meet or exceed budgeted financial goals relating to MSR risk management, investments and funding and business units over which Mr. Kelly has direct responsibility.
Goals for Mr. MacDonald included:
•	Revenue growth, efficiency ratio and net income goals relating to the wholesale bank and the private client group, business units over which Mr. MacDonald had direct responsibility; and

•	Non-financial strategic business objectives designed to deepen customer relationships, expand certain business lines and enhance business performance.
Goals for Mr. Raskind included:
•	Revenue growth, efficiency ratio and net income goals relating to the retail bank and mortgage related businesses, business units over which Mr. Raskind had direct responsibility; and

•	Non-financial goals included household growth and penetration objectives.
Goals for Mr. Frate included revenue growth, efficiency ratio and net income goals relating to the retail bank, the business unit over which Mr. Frate had direct responsibility.
•	Calculation of Incentive Award: To place a framework around the Compensation Committee’s exercise of downward discretion and calculate awards based upon overall performance, the Compensation Committee created executive officer incentive categories that are applied for the Office of the Chairman and business unit leaders as described above. The Compensation Committee determined each Named Executive Officer’s incentive award by applying the following formula:
•	(Salary x Corporate Weight x Target x Percentage of Target Based Upon Corporate Result) = Corporate Award

•	(Salary x Business Unit/Individual Weight x Target x Percentage of Target Based Upon Business Unit/Individual Result) = Business Unit / Individual

•	Total Award = Corporate Award + Business Unit / Individual
For the chief executive officer, substituting actual numbers and percentages into the formula, the incentive was calculated as follows:

Mr. Christian N. Windsor, Special Counsel
Securities and Exchange Commission
September 19, 2007

•	$1,000,000 x 80% x 150% x 133% = $1,596,000 (Corporate Component)

•	$1,000,000 x 20% x 150% x 180% = $540,000 (Business Unit / Individual Component)

•	Total Award = $2,136,000 ($1,596,000 + $540,000)
The factor for the corporate performance component was consistent for all Named Executive Officers, and the percentage for business unit/individual performance as a multiple of target for each of the remaining Named Executive Officers was as follows:

Mr. Kelly	160%
Mr. MacDonald	160%
Mr. Raskind	170%
Mr. Frate	180%
Peer Group, page 23
7.	We note your reference to “competitive market practices including the peer group practices” which establish the target award opportunities for the named executives. Revise your disclosure to describe all benchmarks used in setting executive compensation and clarify how each benchmark is used by the Committee in setting executive compensation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.
Response:
In response to comment 7, the following paragraphs have been added below the first paragraph of the section titled “Peer Group” on page 23.

“Following the close of each fiscal year, the Compensation Committee reviews compensation for the Named Executive Officers compared to the Named Executive Officers of the peer group companies. The Compensation Committee reviews National City’s percentile rank of total compensation, total assets, net income, total cash compensation (base salary, discretionary bonus, all other compensation), total long term awards (value of options awarded, value of full value shares awarded, value of multi-year incentives awarded at target) and annual incentive awards at target. The Compensation Committee also reviews the relative mix of compensation between base salary, annual incentives and long-term incentives compared to the mix offered by National City.

While the review of competitive practice does not drive the Compensation Committee’s decisions on pay, it does assist the Compensation Committee in understanding if further review is necessary. As most of the pay delivered to executives is variable, it must also be evaluated in the context of National City’s performance. As an organization that is focused on maintaining a high performance culture, it is critical that performance results

Mr. Christian N. Windsor, Special Counsel
Securities and Exchange Commission
September 19, 2007

are linked with pay delivered. As such, performance that is above the market median should result in awards that are also above the market median. National City strives to maintain this balance between performance and compensation.”

8.	We note that you set a number of your targeted compensation amounts, including total long term and equity compensation, and targeted award opportunities under the MIP using market information. Please expand your discussion, in an appropriate section of your Compensation Discussion and Analysis to clarify how you set compensation using market information. Do you set all compensation so that it is consistent with a particular percentile of the market? Please refer to Item 402(b)(1)(v) of Regulation S-K.
Response:
In response to comment 8, please see the response to comment 7.
Annual Incentive Plan, page 23
9.	We note your disclosure regarding the portion of the MIP which is based upon individual performance measurements. Revise this section to disclose the targets that are set for the individual named executive officers. Please clarify the extent to which they are based upon qualitative standards which rely upon the Committee’s evaluation of the named executive officers’ performance. Revise your disclosure to disclose the target performance levels. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with your confidentiality analysis supplementally. Also, to the extent you determine that any targets are confidential, please discuss how difficult it would be for the named executive officers to achieve the undisclosed target levels. In discussing how difficult it will be of an executive or how likely it will be for you to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.
Response:
In response to comment 9, please see the response to comment 6.

Also in response to comment 9, National City believes that disclosure of specific strategic objectives for National City as a whole or for business units would result in competitive harm. Specific strategic objectives such as degree of financial results in relation to performance targets and year over year growth goals directly relate to competitive strategies. With respect to the difficulty or likelihood of a named executive officer achieving undisclosed target levels, please see the second paragraph under the bullet point paragraph titled “Business Unit/Individual Metrics” in response to comment 6 that states the following: “The Compensation Committee considers the probability of

Mr. Christian N. Windsor, Special Counsel
Securities and Exchange Commission
September 19, 2007

attainment when establishing the goals with the objective that, at target, there is a 50 percent probability of achievement; at maximum, there is a 10 percent probability of achievement; and at threshold, there is a 90 percent probability of achievement.”

10.	It appears that the named executives received compensation which exceeded the targeted award amounts under the MIP in 2006. Revise your description of this program, to discuss the threshold, target and maximum amounts which may be paid under this plan.
Response:
In response to comment 10, the bullet point paragraph titled “Target Award Opportunities” on page 24 has been revised as set forth below. Please also see the responses to comments 4 and 6. Exhibit B sets forth the comprehensive revisions in response to comments 4, 6, 7, 9 and 10.
•	Award Opportunities: The MIP provides for a single maximum payout for each participant, as opposed to payout opportunities ranging from threshold to maximum. This provision of the MIP is for compliance with Section 162(m) of the Internal Revenue Code. The Compensation Committee reviews and approves the performance criteria to be applied as a condition for paying awards under the MIP. The performance criteria consist of percentage targets for return on assets and return on equity as well as individual and business unit performance goals. Satisfaction of the performance criteria will allow for the payment of an award up to the maximum level established for each officer. The maximum award opportunity for each Named Executive Officer for the 2006 performance year was set as follows:

David A. Daberko — $3,000,000 Jeffrey D. Kelly — $2,500,000 Peter E. Raskind — $2,500,000 William E. MacDonald, III — $2,500,000 Daniel J. Frate — $1,000,000

As stated, for compliance with Section 162(m) of the Internal Revenue Code, these amounts reflect the maximum award at the end of the performance period. The Compensation Committee uses its discretion to reduce the amount of the award payout and determine appropriate bonus levels based on overall performance. Please see the discussion under Section 162(m) Compliance in this Compensation Discussion and Analysis.

As discussed above, to place a framework around the Compensation Committee’s exercise of downward discretion and calculate awards based upon overall performance, the Compensation Committee created executive officer incentive categories that are applied for the Office of the Chairman and business unit

Mr. Christian N. Windsor, Special Counsel
Securities and Exchange Commission
September 19, 2007

leaders. In applying downward discretion, the Compensation Committee established a range of annual incentive opportunities under the MIP that are based on competitive market practices, including peer group practices, and intended to be commensurate with the degree of difficulty for attainment. In applying this framework for 2006, for the chairman, the president and the vice chairmen, the threshold incentive award was 75% of salary, the target incentive award was 150% of salary and the maximum incentive award was 300% of salary. For the remaining Named Executive Officer, the threshold incentive award was 50% of salary, the target incentive award was 100% of salary and the maximum incentive award was 200% of salary.
Retention Stock Awards, page 28
11.	Please disclose how the Committee determined the amount of the awards given in October 2006 to Mr. Kelly and Mr. Raskind. Please refer to Item 402(b)(1)(v) of Regulation S-K.
Response:
In response to comment 11, the following paragraphs have been added below the first paragraph in the section titled “Retention Stock Awards” on page 28.

“National City is fortunate to have had two strong chief executive officer successor candidates. To create the best opportunity for success for the selected candidate, the Compensation Committee desired to create a retention package prior to disclosing the successor. The retention awards were designed to retain both candidates. In addition, non-competition provisions were included in the awards to ensure the protection of National City in the event the candidate not selected chose to leave.

Time vested awards containing non-competition provisions were awarded to each of the chief executive officer successor candidates. The total value of the award at the time of grant of approximately $1.5 million was deemed appropriate based upon the length of the non-compete period and each executive’s then current total compensation package.

Performance vested awards were also awarded to each chief executive officer successor candidate. In determining the performance criteria and the size of the awards, the Compensation Committee considered the importance of their future roles within National City together with their current level of total compensation. These retention stock awards were designed to protect National City in a time of transition, retain senior executives expected to carry out the transition and reward long-term relative total shareholder return performance against peers.”

Mr. Christian N. Windsor, Special Counsel
Securities and Exchange Commission
September 19, 2007

Summary Compensation Table, page 29
12.	You indicate in footnotes 2 and 3 to this table that the stock awards column does not include common stock issued to your executives pursuant to the Management Incentive Plan and Long Term Incentive Plan, but rather such awards are reflected in the non-equity incentive plan column. Please supplementally advise the staff how you determined that these awards paid in stock were non-equity incentive plan awards. Your analysis should discuss how you made the determination under Item 402(a)(6)(iii) which discusses the differences between awards made under incentive plans which are paid in equity and other forms of compensation. Please also consider Item 402(c)(2)(vi) and (vii) of Regulation S-K.
Response:
     In response to comment 12, National City provides the following explanation.
     Under the MIP, each named executive officer (NEO) can elect prior to payment whether his MIP payout will be delivered in cash, stock or a combination of both. The Compensation Committee may determine that the MIP payout for the chief executive officer can be delivered in cash, stock or a combination of both. The MIP award for the 2006 performance year was payable, if in cash, in March 2007. If cash was forgone for stock, the stock award was granted in March 2007 but will not vest until March 2008. Instruction 2 to Item 402(c)(2)(iii) and (iv) states that any amount of salary or bonus forgone at the election of the NEO under which stock, equity-based or other forms of non-cash compensation instead have been received be included in the salary or bonus column. Since the award was granted under an incentive plan and was performance based, National City believed that disclosure was appropriately placed under the non-equity incentive plan compensation column along with any cash award under the MIP for the 2006 performance year. Mr. Frate was the only NEO that elected to have a portion of his 2006 MIP payout in stock. The rest of the NEO’s received payouts in all cash.
     Additionally, National City believes that the total MIP awards for the 2006 performance year are to be fully reported in the Summary Compensation Table for the 2006 year. If the equity part of the MIP award is separated from the cash part of the award, the full amount of the MIP award earned for that performance year is not disclosed, since FAS 123R reporting of the equity part would expense the award over different years and cash would be reported for the year earned. Readers would need to “piece together” the MIP award from different years and different columns to understand what was awarded under the MIP for a given performance year. National City believes its disclosure best meets the intent of the rules as the MIP payout for any given year can vary as to whether cash or stock is paid out, and can very between NEO’s in the same year. If stock is awarded for any given performance year, both the stock awards and the non-equity incentive plan compensation columns are footnoted to disclose the stock award.
     Similar analysis was applied for reporting LTIP awards for the three-year performance period ending December 31, 2006 (“Performance Period”). Under the long-term plan, the

Mr. Christian N. Windsor, Special Counsel
Securities and Exchange Commission
September 19, 2007

Compensation Committee decides what portion of the award will be paid in cash, stock or other deferred vehicle. For the Performance Period, the Compensation Committee determined in April 2006 to pay LTIP awards for the NEO’s in 50% cash, payable in January 2007, and 50% in a deferred vehicle with two-year vesting. At the time of payment in January 2007, the deferred vehicle was determined to be equity, and thus no FAS 123R expense was incurred for these awards prior to 2007, and reporting these awards as equity would result in disclosure in years other than the year earned. Furthermore, as with the MIP, separating disclosure of the cash and equity parts of the award is inconsistent with presenting the award earned for the Performance Period, as the cash and equity parts would be disclosed in different years and, for the equity, over a longer time period than the MIP due to the multi-year vesting of different performance periods in any given year. Thus, the total LTIP award for the Performance Period was included in the 2006 non-equity incentive plan compensation column, since it is performance based compensation, with footnotes in both that column and the stock awards column noting that equity was a part of the LTIP award.
Nonqualified Deferred Compensation, page 40
13.	Please revise this table to include the footnote called for by the Instruction to Item 402(i)(2) of Regulation S-K.
Response:
In response to comment 13, Exhibit C sets forth a revised Nonqualified Deferred Compensation table that includes the required footnotes.
Other Potential Post-Employment Payments, page 41
14.	Revise this section, or another appropriate portion of your disclosure regarding post-employment benefits, to discuss how the company arrived at the structure of the change in control and non-compete agreements. In particular, please discuss the extent to which the terms were the result of negotiations or were the result of an evaluation of similar benefits provided by peer companies. Please refer to Item 402(j) and Item 402(b)(1)(v) of Regulation S-K.
Response:
In response to comment 14, the sections under the “Other Potential Post-Employment Payments” heading titled “Severance and Employment Agreements” and “Change in Control” on pages 41 and 42 are revised as set forth in Exhibit D.

15.	Revise your discussion of the assumptions used to value the benefits to the named executive officers under the change in control and non-compete agreements to clarify that the share value used was the closing price on the last day of the fiscal year. Please refer to Instruction 1 to Item 402(j) of Regulation S-K.

Mr. Christian N. Windsor, Special Counsel
Securities and Exchange Commission
September 19, 2007

Response:
In response to comment 15, please see the updated table set forth in Exhibit D provided in response to comment 14.

Exhibit A
Director Compensation
     Fees for 2006. Members of the board of directors of National City who are not employees of National City, or any of its subsidiaries, receive a yearly retainer of $50,000. An additional yearly retainer of $15,000 is paid to each Audit Committee member, and an additional yearly retainer of $15,000 is paid to the chairman of the Audit Committee. In July 2006, the yearly retainer was increased from $40,000 to $50,000 and the yearly retainer paid to the chairman of the Audit Committee was increased from $10,000 to $15,000. An additional yearly retainer of $5,000 is paid to each member of each other committee, and an additional yearly retainer of $5,000 is paid to the chairman of each other committee. All yearly retainers are payable in quarterly installments on December 1, March 1, June 1 and September 1. Under a plan for the deferred payment of directors’ fees, a director may elect to have the payment of fees deferred until his or her departure from the board.
     Equity Awards. For the year 2006, each director re-elected to the board of directors at the annual meeting was awarded 2,000 shares of Common Stock subject to transfer restrictions under the Long-Term Cash and Equity Incentive Plan. The restrictions on such shares of Common Stock expire at the earlier of the individual director’s death or disability, a change in control or the date that is nine months after the date of the award. In 2005, the grant to each director was 1,200 shares.
     Each member of the board of directors of National City upon becoming a director is awarded 2,000 shares of Common Stock, subject to transfer restrictions under the Long-Term Cash and Equity Incentive Plan, and Mr. McCallister received this award upon becoming a director on December 19, 2006.
     Directors receive dividends on their restricted stock awards at the same rate and frequency as all stockholders of National City.
     Incentive Compensation. The National City Board of Directors Long-Term Incentive Compensation Plan provides for an annual award for each non-employee director ranging from zero to a maximum of $48,000. The actual award is based on National City’s position, as of December 31 of each year, in its peer group for the 3-year plan cycle then ending under the Long-Term Cash and Equity Incentive Plan. The award is immediately vested and credited to a deferred compensation account for the benefit of the non-employee director and is invested in phantom units of Common Stock. Cash payments of the award commence on February 1 of the year immediately following the year in which the director ceases to be a director. The award credited to each non-employee director’s account for the 3-year plan cycle ending December 31, 2006 was $16,800 based on a 12th place finish in the peer group comparison.
     Deferred Compensation Plan. Directors can defer payment of their fees pursuant to the Amended National City Corporation Plan for Deferred Payment of Directors’ Fees (the “Director Deferral Plan”). The Director Deferral Plan allows each director to elect to defer receipt of the fees payable to him or her in connection with his or her future services. The amount deferred is credited to an unfunded compensation account in the director’s name. The account is comprised of two sub-accounts—the Interest Fund and the Stock Fund. The director elects the portion of his or her deferred fees that are to be credited to each sub-account. The Interest Fund credits interest quarterly at a rate equal to the highest rate of interest National City Bank is offering to pay on any savings or time deposits of less than $100,000 as of the first day of each calendar quarter. The Stock Fund is the phantom equivalent of National City’s Common Stock, and credits are made to the account quarterly in an amount equal to the then dividend rate. In 2006, the interest fund yielded a return of 5.341%, which is less than 120% of the applicable long-term federal rate established in January 2006. In 2006, dividend equivalents paid on the phantom stock were paid at the same rate and frequency as for all holders of National City Common Stock. Therefore, there are no preferential nonqualified deferred compensation earnings to report for any director.

     Director Compensation Table. The following table sets forth the compensation of the board of directors during fiscal year 2006.

					Change in
					Pension
					Value and
	Fees			Non-Equity	Nonqualified
	Earned			Incentive	Deferred
	or Paid	Stock	Option	Plan	Compensation	All Other
	in Cash	Awards	Awards	Compensation	Earnings	Compensation
Name (1)	($)	($)(2)	($)	($)	($)	($)(3)	Total ($)
Jon E. Barfield	65,000	67,899	0	16,800	0	6,004	155,703
James S. Broadhurst	81,250	67,899	0	16,800	0	2,004	167,953
Christopher M. Connor	55,000	67,899	0	16,800	0	2,004	141,703
Joseph T. Gorman	12,500	0	0	0	0	4,444	16,944
Bernadine P. Healy, M.D.	55,000	67,899	0	16,800	0	2,004	141,703
S. Craig Lindner	65,000	67,899	0	16,800	0	2,004	151,703
Michael B. McCallister	12,500	0	0	16,800	0	0	29,300
Paul A. Ormond	60,000	67,899	0	16,800	0	6,004	150,703
Robert A. Paul	17,500	0	0	0	0	444	17,944
Gerald L. Shaheen	60,000	67,899	0	16,800	0	6,004	150,703
Jerry Sue Thornton, Ph.D.	70,000	67,899	0	16,800	0	2,004	156,703
Morry Weiss	73,750	67,899	0	16,800	0	5,004	163,453
(1)	Messrs. Gorman and Paul did not stand for re-election at the 2006 Annual Meeting of Stockholders. Messrs. Daberko and Raskind do not receive any compensation for their service as directors. All compensation received by Messrs. Daberko and Raskind for their service as executive officers is fully reflected in the compensation tables set forth below under Executive Compensation.

(2)	The restrictions on shares of Common Stock expire at the earlier of the individual director’s death or disability, a change in control or the date that is nine months after the date of the award, which is the annual meeting held in April. The value in the Stock Awards column reflects one month’s compensation cost recorded in accordance with the Financial Accounting Standards Board’s standard on share-based payments (“FAS 123R”) for the 2005 grant, for which the nine-month vesting period ended in late January of 2006, and eight months compensation cost recorded in accordance with FAS 123R for the 2006 grant at the annual meeting in April of 2006. The grant date fair value of the 2006 award under FAS 123R is $71,340 and is based on the closing price of a share of National City Common Stock of $35.67 on April 24, 2006.

No value is reported in the Stock Awards column with respect to Mr. McCallister’s award of 2,000 shares upon becoming a director as, in accordance with FAS 123R, no compensation cost was recorded in 2006. The grant date fair value of Mr. McCallister’s 2006 award under FAS 123R is $73,060 and is based on the closing price of a share of National City Common Stock of $36.53 on December 19, 2006.

Reference is made to the disclosure regarding the valuation of restricted stock awards included in National City’s 2006 Annual Report, previously delivered and filed with the Securities and Exchange Commission on February 8, 2007, in the following sections of the Notes to Consolidated Financial Statements: Note 1 — Basis of Presentation and Significant Accounting Policies, Share-Based Payment, page 50; Note 2 — Recent Accounting Pronouncements, Share-Based Payment, page 52; and Note 23 — Stock Options and Awards, pages 74-76.

The aggregate number of stock awards outstanding as of December 31, 2006 for each of Messrs. Barfield, Broadhurst, Connor, Lindner, McCallister, Ormond, Shaheen and Weiss and Dr.’s Healy and Thornton is 2,000 shares, representing the 2006 awards granted in April to each director re-elected to the board and in December to Mr. McCallister.

(3)	National City will match, on a one-for-one basis, personal gifts to educational institutions or arts organizations made by each non-officer member of the board up to $4,000 annually. For 2006, charitable matches of $4,000 each were made on behalf of Messrs. Barfield, Gorman, Ormond and Shaheen and a charitable match of $3,000 was made on behalf of Mr. Weiss.

Dividends are not factored into the grant date fair value of the directors’ restricted stock, and the All Other Compensation column includes values of $444 for dividends paid on the 2005 stock award and $1,560 for dividends paid on the 2006 stock award. Mr. McCallister did not receive any dividends in 2006.

Exhibit B
Total Compensation
     Executive officers receive a compensation package that consists of base salary, annual incentives, long-term incentives, and supplemental benefits, as described below. In addition, some officers are also eligible for change in control termination benefits. The purpose and structure for each component of the total compensation package is described below. When making compensation decisions for executive officers, the Compensation Committee reviews detailed total compensation data for each executive officer, including compensation history, accumulated values and individual performance. By reviewing all elements of compensation, the Committee makes executive compensation decisions that are more comprehensive than decisions made by looking at one compensation component in isolation. The reference to “Named Executive Officers” throughout this Proxy Statement refers to the executive officers listed in the Summary Compensation Table in the Executive Compensation section of this Proxy Statement.
Performance Ratings
     To assure that compensation is tied to individual performance, each officer is assigned a performance rating. The Compensation Committee determines the performance rating for members of the Office of the Chairman. For other Named Executive Officers, the chief executive officer assigns a performance rating which is reviewed and approved by the Compensation Committee.
     Performance ratings are assigned based upon each executive officer’s performance against goals established at the beginning of the performance period. Each executive officer is provided a performance score of 1 through 10. Within the annual incentive plan, a performance score of 5 correlates to payment at target and a performance score of 10 correlates to a maximum incentive award. To receive a threshold award, a performance score of 2.5 must be attained.
     In determining the performance score for the chief executive officer, the Compensation Committee considered the successful development and implementation of the acquisition and divestiture strategy, including the divestiture of First Franklin Financial Corporation. In addition, the Compensation Committee considered National City’s progress toward other key strategic objectives.
     In determining the performance score for Mr. MacDonald, the Compensation Committee considered the revenue, efficiency ratio and net income of each of the individual business units over which Mr. MacDonald had direct responsibility (Wholesale Banking and the Private Client Group). In addition, the Compensation Committee considered other factors including progress toward key strategic objectives relating to these business units as well as corporate-wide strategic objectives.
     In determining the performance score for Mr. Raskind, the Compensation Committee considered the revenue, efficiency ratio and net income of each of the individual business units over which Mr. Raskind had direct responsibility (Retail Banking and the Mortgage Related Businesses). The Compensation Committee also considered progress toward key strategic objectives within these business units and corporate-wide strategic objectives.
     In determining the performance score for Mr. Kelly, the Compensation Committee considered the attainment of key strategic objectives over which Mr. Kelly had direct responsibility. In addition, the Compensation Committee considered the attainment of budgeted financial objectives relating to these strategies and progress against corporate-wide strategic objectives.
     In determining the performance score for Mr. Frate, the Compensation Committee relied upon the recommendation of the chief executive officer. The chief executive officer’s recommendation was based upon the revenue, efficiency ratio and net income of the individual business unit over which Mr. Frate had direct responsibility (Retail Banking) together with key strategic objectives supporting the future growth and profitability of that business unit.

Variable Pay — “At Risk”
[no changes to this section related to comment letter]
Peer Group
     Total compensation is managed relative to comparable financial services organizations. In 2006, the primary peer group consisted of the following companies: Bank of America, BB&T, Comerica, Fifth Third Bancorp, Golden West Financial, Keycorp, M&T Bank, PNC Financial, Regions Financial, Sovereign Bancorp, Suntrust Banks, U.S. Bancorp, Wachovia, Washington Mutual, and Wells Fargo. The Compensation Committee regularly reviews the peer group to assure that the group is an appropriate benchmark for National City. All of the National City peer group companies are included in the KBW50 Total Return Index.
     Following the close of each fiscal year, the Compensation Committee reviews compensation for the Named Executive Officers compared to the Named Executive Officers of the peer group companies. The Compensation Committee reviews National City’s percentile rank of total compensation, total assets, net income, total cash compensation (base salary, discretionary bonus, all other compensation), total long term awards (value of options awarded, value of full value shares awarded, value of multi-year incentives awarded at target) and annual incentive awards at target. The Compensation Committee also reviews the relative mix of compensation between base salary, annual incentives and long-term incentives compared to the mix offered by National City.
     While the review of competitive practice does not drive the Compensation Committee’s decisions on pay, it does assist the Compensation Committee in understanding if further review is necessary. As most of the pay delivered to executives is variable, it must also be evaluated in the context of National City’s performance. As an organization that is focused on maintaining a high performance culture, it is critical that performance results are linked with pay delivered. As such, performance that is above the market median should result in awards that are also above the market median. National City strives to maintain this balance between performance and compensation.
Base Salary
     National City’s base salary offering is the foundation of the total compensation package for executive officers. Base salary is generally maintained to be both consistent with the median market practices of the peer group and to reflect the appropriate internal equity value. Market competitive base salaries enable National City to attract and retain key executives. Individual officer salary increases are determined based on the overall salary merit budget and an officer’s annual performance rating.
     The chairman and chief executive officer has not received a base salary increase since 2000. Consistent with the variable pay philosophy described above, the Compensation Committee has elected to freeze the chairman’s base salary.
     The average base salary increase for the other Named Executive Officers ranged from 5.2% to 8.2%. These increases generally became effective March 1, 2006 and were based on performance as well as level of responsibility. All other factors being equal, National City’s practice is to provide a higher level of merit increase to individuals with higher levels of performance. The salary increases that took effect on March 1, 2006 were based upon 2005 performance. Messrs. Raskind, Kelly and Frate each have assumed increased levels of responsibility. As such, the base salary increase is attributable to both their 2005 performance as well as their increased level of responsibility in 2006.
Annual Incentive Plan
     National City provides annual incentive opportunities through the Management Incentive Plan for Senior Officers (the “MIP”). This plan rewards senior management for the achievement of annual financial results and individual goals. All of the performance measures in the MIP are aligned with the business strategy. Awards may be adjusted prior to payment. Additional information regarding the MIP is provided in the Non-Equity Incentive Plan Compensation section under the Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table.

•	Executive Officer Category Weights: Certain categories of participation have been established for participation within the MIP. The top level of participation, Category I, is reserved for members of the Office of the Chairman. Category I provides for threshold, target and maximum opportunities based upon 75%, 150% and 300% of base salary at the end of the calendar year, respectively. Based upon this level of participation, 80% of the award is determined based upon corporate performance, and the balance is determined by business unit results and individual contributions.

The next level of participation, Category II, is generally reserved for business unit leaders that oversee significant lines of business. Category II provides for threshold, target and maximum opportunities based upon 50%, 100% and 200% of base salary at the end of the calendar year, respectively. For business unit leaders, the Compensation Committee determined that more performance weight should be placed on business unit/individual contribution. Based upon this level of participation, 60% of the award is determined based upon corporate performance, and the balance is determined by business unit results and individual contributions.

Except for Mr. Frate, each of the Named Executive Officers were members of the Office of the Chairman for 2006 and participated in Category I. Mr. Frate is the only business unit leader that is also a Named Executive Officer and thus is the only Named Executive Officer in the business unit leader category with the higher level of participation attributable to business unit results.

•	Corporate Performance Metrics: Management and the Compensation Committee selected key annual financial metrics which they believe to be good indicators of long-term stockholder value. For 2006, the corporate performance metrics selected and goals for which target payouts will be achieved were as follows:

MIP 2006 Performance Targets	Rest of	Mortgage
Financial Measures	National City	Businesses
Revenue	$5.6B	$2.2B
Efficiency Ratio(a)	59.3%	56.0%
EPS	$2.04	$0.90
__________________
(a)	The efficiency ratio is equal to noninterest expense divided by the sum of tax-equivalent net interest income plus fees and other income.
Each of the financial measures receives a 33% weighting. Further, the “rest of National City” metrics are weighted 75% while the mortgage businesses are weighted 25%. Since the mortgage business is very cyclical, the Compensation Committee made a strategic decision several years ago to isolate and measure the performance of the mortgage businesses from the rest of National City. This is intended to ensure that the senior executive team is building and managing the value of the core banking business. For the Named Executive Officers, except for Mr. Frate, the corporate performance measures above account for 80% of the target incentive awards. For Mr. Frate, the corporate performance measures account for 60% of the target incentive award.

Results for the mortgage businesses are determined by combining the results of National Consumer Finance and National City Mortgage Co. and subtracting the impact of mortgage servicing rights hedging. Results for the rest of National City are determined by combining the results of the balance of the National City businesses and the parent company and subtracting the gain from the divestiture of First Franklin Financial Corporation and National City Home Loan Services, Inc.

•	Business Unit/Individual Metrics: In addition, each Named Executive Officer has a detailed individual scorecard of objective performance measures which accounts for 20% of the target incentive awards, except the performance measures for Mr. Frate account for 40% of the target incentive award. The objectives on the individual scorecard include business unit financial metrics, building organizational capability and leading people. For the Office of the Chairman, consisting of the chairman of the board and chief executive officer, President and any vice chairman, the Compensation Committee reviews and approves the scorecard at the beginning of the year and monitors progress during the year.

The Compensation Committee balances the incentive award to be paid if threshold, target and maximum levels of performance are achieved with the level of difficulty established for each goal. The Compensation Committee considers the probability of attainment when establishing the goals with the objective that, at target, there is a 50 percent probability of achievement; at maximum, there is a 10 percent probability of achievement; and at threshold, there is a 90 percent probability of achievement.

Business unit and individual goals generally consist of annual revenue, efficiency ratio and net income goals for each unit as well as multi-year strategic objectives designed to drive future growth and profitability of the business. In addition to strategic objectives, goals for the Named Executive Officers included the following:

Goals for the chief executive officer included:
•	Ensure the delivery of business outcomes associated with strategic focus areas including, aligning the organization for high performance, operating efficiently and effectively, focusing and equipping the sales force, broadening the customer base and deepening customer relationships;

•	Proactively address ongoing compliance and regulatory requirements in order to maintain National City’s premier reputation in the marketplace;

•	Proactively pursue National City’s acquisition and divestiture strategy; and

•	Continued development of chief executive officer succession candidates.
Goals for Mr. Kelly included:
•	Attainment of 2006 financial objectives with respect to certain strategic objectives; and

•	Meet or exceed budgeted financial goals relating to MSR risk management, investments and funding and business units over which Mr. Kelly has direct responsibility.
Goals for Mr. MacDonald included:
•	Revenue growth, efficiency ratio and net income goals relating to the wholesale bank and the private client group, business units over which Mr. MacDonald had direct responsibility; and

•	Non-financial strategic business objectives designed to deepen customer relationships, expand certain business lines and enhance business performance.
Goals for Mr. Raskind included:
•	Revenue growth, efficiency ratio and net income goals relating to the retail bank and mortgage related businesses, business units over which Mr. Raskind had direct responsibility; and

•	Non-financial goals included household growth and penetration objectives.
Goals for Mr. Frate included revenue growth, efficiency ratio and net income goals relating to the retail bank, the business unit over which Mr. Frate had direct responsibility.

•	Calculation of Incentive Award: To place a framework around the Compensation Committee’s exercise of downward discretion and calculate awards based upon overall performance, the Compensation Committee created executive officer incentive categories that are applied for the Office of the Chairman and business unit leaders as described above. The Compensation Committee determined each Named Executive Officer’s incentive award by applying the following formula:
•	(Salary x Corporate Weight x Target x Percentage of Target Based Upon Corporate Result) = Corporate Award

•	(Salary x Business Unit/Individual Weight x Target x Percentage of Target Based Upon Business Unit/Individual Result) = Business Unit / Individual

•	Total Award = Corporate Award + Business Unit / Individual
For the chief executive officer, substituting actual numbers and percentages into the formula, the incentive was calculated as follows:
•	$1,000,000 x 80% x 150% x 133% = $1,596,000 (Corporate Component)

•	$1,000,000 x 20% x 150% x 180% = $540,000 (Business Unit / Individual Component)

•	Total Award = $2,136,000 ($1,596,000 + $540,000)
The factor for the corporate performance component was consistent for all Named Executive Officers, and the percentage for business unit/individual performance as a multiple of target for each of the remaining Named Executive Officers was as follows:

Mr. Kelly	160%
Mr. MacDonald	160%
Mr. Raskind	170%
Mr. Frate	180%
•	Award Opportunities: The MIP provides for a single maximum payout for each participant, as opposed to payout opportunities ranging from threshold to maximum. This provision of the MIP is for compliance with Section 162(m) of the Internal Revenue Code. The Compensation Committee reviews and approves the performance criteria to be applied as a condition for paying awards under the MIP. The performance criteria consist of percentage targets for return on assets and return on equity as well as individual and business unit performance goals. Satisfaction of the performance criteria will allow for the payment of an award up to the maximum level established for each officer. The maximum award opportunity for each Named Executive Officer for the 2006 performance year was set as follows:

David A. Daberko — $3,000,000 Jeffrey D. Kelly — $2,500,000 Peter E. Raskind — $2,500,000 William E. MacDonald, III — $2,500,000 Daniel J. Frate — $1,000,000

As stated, for compliance with Section 162(m) of the Internal Revenue Code, these amounts reflect the maximum award at the end of the performance period. The Compensation Committee uses its discretion to reduce the amount of the award payout and determine appropriate bonus levels based on overall performance. Please see the discussion under Section 162(m) Compliance in this Compensation Discussion and Analysis.

As discussed above, to place a framework around the Compensation Committee’s exercise of downward discretion and calculate awards based upon overall performance, the Compensation Committee created executive officer incentive categories that are applied for the Office of the Chairman and business unit leaders. In applying downward discretion, the Compensation Committee established a range of annual incentive opportunities under the MIP that are based on competitive market practices, including peer group practices, and intended to be commensurate with the degree of difficulty for attainment. In applying this framework for 2006, for the chairman, the president and the vice chairmen, the threshold incentive award was 75% of salary, the target incentive award was 150% of salary and the maximum incentive award was 300% of salary. For the remaining Named Executive Officer, the threshold incentive award was 50% of salary, the target incentive award was 100% of salary and the maximum incentive award was 200% of salary.

•	MIP Deferred Compensation: For all Named Executive Officers, a portion of the MIP award may be paid in the form of restricted stock units subject to a one-year vesting schedule. This deferral is at the election of the Named Executive Officer, except for the chairman and chief executive officer. This deferral feature is intended to foster additional stockholder alignment. These deferral awards are calculated by applying a 15% premium over the original incentive award. For 2006, Mr. Frate elected to receive 25% of his award in restricted stock units. All other Named Executive Officers will receive cash.

For 2006, the MIP plan paid an average of 141.4% of target for each Named Executive Officer. For the corporate performance metrics, National City met or exceeded target for each of the following measures: rest of National City revenue, earnings per share and efficiency ratio. Conversely, National City did not meet its MIP target for each of the following measures: mortgage businesses revenue, earnings per share and efficiency ratio. The average payment for the business unit/individual portion of the scorecard was 171.0% of target for the Named Executive Officers.

The Compensation Committee exercised its discretion to exclude the gain from the divestiture of First Franklin Financial Corporation and Home Loan Services, Inc. from the rest of National City results and the mortgage servicing rights hedging from mortgage businesses results.

Exhibit C
NONQUALIFIED DEFERRED COMPENSATION

					Aggregate
	Executive	National City	Aggregate		Balance
	Contributions	Contributions	Earnings	Aggregate	at Last
	in Last	in Last	in Last	Withdrawals/	Fiscal
	Fiscal Year	Fiscal Year	Fiscal Year	Distributions	Year-End
Name	($)(1)	($)	($)(2)	($)	($)(3)
D.A. Daberko.	0	0	752,536	0	5,930,295
J.D. Kelly	0	0	320,039	0	3,171,785
P.E. Raskind	0	0	36,871	0	275,587
W.E. MacDonald III	139,167	0	641,692	0	5,413,877
D.J. Frate	0	0	302,459	0	1,995,776
(1)	$139,167 of Mr. MacDonald’s 2006 salary was deferred under the 2004 Deferred Compensation Plan.

(2)	As explained in footnote (4) to the Summary Compensation Table, there are no preferential nonqualified deferred compensation earnings reported in the Summary Compensation Table for any Named Executive Officer.

(3)	Amounts previously reported as compensation to the Named Executive Officers in a previous year’s Summary Compensation Table are as follows: Mr. Daberko — $1,587,625; Mr. Kelly — $421,703; Mr. Raskind — $142,722; and Mr. MacDonald — $2,505,932. Mr. Frate was not a Named Executive Officer in a prior year. The amount for Mr. Daberko is for the years 1995 and forward, as deferral information prior to 1995 is unavailable.
     Current deferrals are credited under the 2004 Deferred Compensation Plan. Earnings in 2006 may be from participation in the Executive Savings Plan, Deferred Compensation Plan and/or the 2004 Deferred Compensation Plan. The Named Executive Officers may defer up to 50% of base salary and up to 90% of incentive pay and may also be awarded non-elective deferred compensation. Plan earnings are based upon index funds representing broad asset categories and National City Common Stock. Deferred compensation receives earning credits based on the performance of specific funds from which the Named Executive Officers may select. These funds include the Allegiant Money Market Fund, Allegiant S&P 500 Index Fund, Vanguard Total Bond Market Index Fund, Vanguard Small Cap Index Fund and Vanguard European Stock Index Fund. Deferred compensation may also be credited to the National City Common Stock fund. Dividends equivalents paid on the stock are paid at the same rate and frequency as for all stockholders of National City. All deferrals and earnings thereon are fully vested at all times, unless a specific award states otherwise. Participants may change their investment options during times approved by the plan administrator. Distributions generally commence in January of the year following termination. Following retirement, distributions may be made annually for a period not exceeding ten years.

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Exhibit D
     Severance and Employment Agreements. National City recognizes that, as is the case at most companies, the possibility of a change in control exists. Accordingly, National City desires to assure itself of both present and future continuity of management and wishes to ensure that its senior executive officers and other key employees (“Executives”) continue to remain in the employ of National City by entering into severance pay agreements with certain Executives of National City, including each Named Executive Officer. The severance agreements were entered into upon the recommendation of the Compensation Committee and the form of the agreement was approved by the board of directors. The agreements become immediately operative upon a change in control.
     The severance agreements have been in place for a number of years. The factors that influenced the Compensation Committee’s decision to enter into such agreements include the nature of the financial services industry and the active consolidation, the need to attract and retain key talent and the need to ensure continuity of management in the event of an actual or threatened change in control. In considering the value of these severance agreements, the Compensation Committee considers an employee’s level within the organization and considers constraints of employment laws that prevent structuring the severance agreements on the basis of age or other potentially discriminatory factors. The severance agreements are not individually negotiated.
     The severance agreements provide that upon involuntary termination of employment with National City, a subsidiary or a successor to National City within three years following a change in control, unless the termination is because of death, permanent disability or cause, the Executive will be entitled to severance compensation. The severance agreements also provide that following a change in control, the Executive may terminate his own employment under certain circumstances with National City or a subsidiary with the right to severance compensation during the period commencing with the occurrence of the change in control and continuing until the earliest of the third anniversary of the occurrence of the change in control or death and upon the occurrence of one or more certain additional events. For certain Executives, including the Named Executive Officers, the severance agreements also provide that in the event of a change in control, the Executive may terminate his employment with National City or any subsidiary for any reason during the 30-day period immediately following the first anniversary of the first occurrence of a change in control without cause with a right to severance compensation.
     The severance compensation will be a lump-sum payment in an amount equal to three times the sum of (i) base salary at the highest rate in effect for any period prior to the termination date plus (ii) incentive pay in an amount equal to not less than the highest aggregate annual bonus, incentive or other payments of cash compensation made or to be made in regard to services rendered in any calendar year during the three calendar years immediately preceding the year in which the change in control occurs. The severance agreements also provide 36 months of welfare plan and retirement plan coverage. National City has agreed to bear the expense of any and all legal fees incurred by any Executive associated with the interpretation, enforcement or defense of his rights under the severance agreements. The severance agreements provide a gross-up for excise tax, if any, under Section 4999 of the Internal Revenue Code.
     Excise taxes which become due as a result of excess parachute payments under Section 4999 of the Internal Revenue Code are based upon the Executive’s taxable income over the five-year period preceding the date of the change in control. As such, the rules tend to favor Executives that exercise stock options immediately over those that wait and Executives that elect immediate taxation of income over those that elect tax deferrals. These personal decisions with respect to an Executive’s personal tax and financial planning situation should not influence the net severance benefits available following a change in control. For this reason, National City has elected to provide a gross-up to pay the excise tax on an after tax basis for its executives with severance agreements.
     Messrs. Kelly, Raskind and Frate are parties to these agreements. In October 2006, Messrs. Daberko and MacDonald entered into agreements pursuant to which they terminated their severance agreements, thereby waiving any benefits under the severance agreements. Additionally, in November 2006, Messrs. Daberko and MacDonald entered into agreements to terminate all change in control benefits thereby waiving various benefits if a change in control of National City occurs, including, but not limited to, acceleration of vesting, acceleration of payment of a

D-1

benefit, the payment of an incentive award at a higher level than would otherwise occur, an extension of time to exercise a benefit and the lapsing of restrictions that would otherwise continue.
     Change in Control. The following plans and arrangements contain provisions for change in control:
•	Stock Option Awards— Vesting is accelerated to the date of a change in control and the options remain exercisable for their full remaining term.

•	Restricted Stock/Unit Awards— Vesting is accelerated to the date of a change in control.

•	Management Incentive Plan —The maximum award is paid to all participants within five days of the effective date of the change in control.

•	Plan Cycle Awards under the Long-Term Cash and Equity Incentive Plan —the maximum award pro-rated for the number of months completed in the cycle is paid within five days of the effective date of the change in control.

•	Non-elective deferrals into Deferred Compensation Plan — Vesting is accelerated to the date of a change in control.

•	Split Dollar Life Insurance —National City may not alter or terminate the program.

•	SERP/Supplemental Cash Balance Plan — Vesting is accelerated to the date of a change in control.

•	Severance Agreement — Provides for termination benefits based upon a multiple of three times base and bonus as described above. In addition, severance agreements provide a gross-up for excise taxes under Section 4999 of the Internal Revenue Code.
     Estimated payments together with the cash flow impact and tax liability to the Named Executive Officers for these items is detailed in the table below. Calculations are based on National City’s year end closing stock price of $36.56. The price is for illustration purposes only and is not intended to forecast a price at which a transaction would occur. Excise tax and gross-up values are calculated in accordance with Section 280G of the Internal Revenue Code and the regulations promulgated thereunder.

		W. E.
	D. A.	MacDonald
Payment / Value	Daberko	III	J. D. Kelly	P. E. Raskind	D. J. Frate
MIP Payment	—	—	2,500,000	2,500,000	1,000,000
LTIP Payment	—	—	1,860,417	2,009,250	1,116,252
Severance Benefits	—	—	6,507,055	6,844,725	4,158,763
Restricted Stock / Units	—	—	5,428,575	5,068,057	3,780,743
Excise Tax	—	—	4,052,115	4,048,855	2,364,691
Gross-Up	—	—	7,428,258	7,422,282	4,334,906

Total Payments	—	—	27,776,419	27,893,169	16,755,356

Total Cash	—	—	22,347,844	22,825,112	12,974,613
Total Stock	—	—	5,428,575	5,068,057	3,780,743

Less:
Excise Tax	—	—	6,348,189	6,343,082	3,704,611
Federal Income Tax	—	—	9,721,747	9,762,609	5,864,375
State Income Tax	—	—	1,944,349	1,952,522	1,172,875
City Income Tax	—	—	621,748	601,103	337,354
FICA	—	—	450,768	435,800	244,581

Total Tax	—	—	19,086,801	19,095,117	11,323,796

Remaining Cash (from above)	—	—	3,261,043	3,729,995	1,650,817
Remaining Stock (from above)	—	—	5,428,575	5,068,057	3,780,743

D-2

		W. E.
	D. A.	MacDonald
Payment / Value	Daberko	III	J. D. Kelly	P. E. Raskind	D. J. Frate
Remaining Option Spread	—	—	1,205,923	1,749,713	1,305,000
Remaining SERP	—	—	3,311,000	2,162,000	112,332

After Tax Value	—	—	11,309,433	11,066,846	6,253,613

Current Cash	—	—	3,261,043	3,729,995	1,650,817
Stock/Options Future Value	—	—	6,128,010	6,082,890	4,537,643
SERP	—	—	1,920,380	1,253,960	65,153

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